UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 10, 2023, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) issued a press release titled “Cellebrite Announces First Quarter 2023 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 (File No. 333-259826).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Cellebrite Announces First Quarter 2023 Results” (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: May 10, 2023	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

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